                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO.6)*




                            Sales Online Direct, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Common Stock of the Par Value of $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    794661108
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                                 (CUSIP Number)

            Alan Richard Sachs, Esquire; West Road Corporate Center,
               Suite 227, 110 West Road, Towson, Maryland 21204;
                                 (410) 847-9100
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 21, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

-------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

------------------------------------------------     ---------------------------
CUSIP NO. 794661108                                    PAGE   2   OF   5   PAGES
                                                            -----    -----
------------------------------------------------     ---------------------------

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1           NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Marc L. Stengel
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                     (b)  x(1)
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3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS*     OO
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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|
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6           CITIZENSHIP OR PLACE OF ORGANIZATION     United States of America
--------------------------------------------------------------------------------

NUMBER OF                 7        SOLE VOTING POWER

SHARES                                 9,238,119
                         -------------------------------------------------------
BENEFICIALLY              8        SHARED VOTING POWER

OWNED BY                               -0-
                         -------------------------------------------------------
EACH                      9        SOLE DISPOSITIVE POWER

REPORTING                              9,238,119
                         -------------------------------------------------------
PERSON                    10       SHARED DISPOSITIVE POWER

WITH                                   -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 9,238,119
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 14.3%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                 IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

--------------------
(1) Footnote 1 to Item 2 of the Cover Page of Stengel's Schedule 13D, that was filed on May 31, 2001, with the Securities and Exchange Commission is incorporated by reference herein.
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                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the shares of common stock of the par value of $0.001 per share (the "Common Stock") of Sales Online Direct, Inc. (the "Company"), a Delaware corporation. The address of the Company's principal executive offices is 4 Brussels Street, Worcester, Massachusetts 01610, as reported by the Company in the Company's Form 10-QSB filed with the Securities and Exchange Commission (the "SEC") for the Company's fiscal quarter ended March 31, 2001.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the close of business on September 21, 2001, Stengel beneficially owned 9,238,119 shares of the Common Stock of the Company, that represented as of the close of business on September 21, 2001, 14.3% of the issued and outstanding Common Stock of the Company, based on the 64,221,946 shares of Common Stock outstanding, as reported by the Company in the Company's Form 10-QSB filed with the SEC for the Company's fiscal quarter ended June 30, 2001.
         (b) Stengel has sole power to vote and sole power to dispose of all shares of Common Stock of the Company beneficially owned by Stengel.
         (c) A description of all transactions in the Common Stock of the Company that were effected by Stengel since the most recent filing on Schedule 13D is set forth on Schedule A attached hereto and incorporated by reference herein.
         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Stengel's shares of Common Stock of the Company.
         (e)      Not applicable.


                                Page 3 of 5 pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 28, 2001





                                                 By: /s/ MARC L. STENGEL
                                                     ---------------------------
                                                     Marc L. Stengel







                               Page 4 of 5 pages


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                                   SCHEDULE A

                     Schedule of Transactions in the Shares

                                                           No. of           Price Per
           Name                        Date              Shares Sold         Share(1)
-----------------------------------------------------------------------------------------
Common Stock,
Par Value $0.001
Per Share                       July 10, 2001                 40,000         $0.024
                                                              10,000          0.025
                                July 11, 2001                 50,000          0.024
                                July 12, 2001                 20,000          0.023
                                                              20,000          0.024
                                                              10,000          0.025
                                July 13, 2001                 19,000          0.021
                                                               1,000          0.025
                                July 23, 2001                 50,000          0.025
                                July 27, 2001                 60,000          0.025
                               August 1, 2001                 20,000          0.024
                              August 14, 2001                 40,000          0.021
                              August 15, 2001                 40,000          0.021
                              August 17, 2001                 50,000          0.021
                              August 27, 2001                 10,000          0.027
                              August 28, 2001                 15,000          0.025
                                                              20,000          0.026
                            September 4, 2001                 20,000          0.024
                           September 10, 2001                 55,000          0.002
                                                               1,000          0.017
                           September 17, 2001                 20,000          0.015
                                                              22,000          0.016
                           September 20, 2001                  2,000          0.016
                                                              20,000          0.0165
                                                              22,000          0.017
                           September 21, 2001                  5,000          0.012
                                                              21,000          0.015

---------------------------
(1)  Does not include brokerage commission.


                               Page 5 of 5 pages